
Mail Stop 3561

October 17, 2016

Via E-mail
Mr. Michael Ahlin
Chief Executive Officer
5330 South 900 East, Suite 280
Murray, Utah 84117

      Re: **Inception Mining, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed May 3, 2016
               File No. 000-55219

Dear Mr. Ahlin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed July 27, 2016
Exhibit 99.1

1.   We note your reference to a 43-101 technical analysis report in your press release furnished to the Commission on July 27, 2016. Please forward to our engineer, as supplemental information and not as part of your filing, the referenced technical report pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Form 10-K for the Fiscal Year Ended December 31, 2015
Item 2. Properties

2.   In future filings please include a map showing the location and access to each of your material properties pursuant to paragraph (b) (2) of Industry Guide 7. Please include a draft of your proposed future disclosure with your response.

3.   In future filings please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b) (2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

- A description of all interests in your properties, including the material terms of all underlying agreements and royalties.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area of your properties.

- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

Please include a draft of your proposed future disclosure with your response.

4.   Revise future filings to clarify if your Clavo Rico Gold Mine is a surface or underground operation. Please include a draft of your proposed future disclosure with your response.

5.   We note that you are extracting material from your Clavo Rico Gold Mine in Honduras. In future filings include extraction information including tons extracted, grade of material extracted, processing recoveries, and ounces produced and sold. Please include a draft of your proposed future disclosure with your response.

6.   Please tell us if you have other exploration properties and revise future filings to include a summary of these properties. Please include a draft of your proposed future disclosure with your response.

Items 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations

7.   We note your use of the term ore on page 22 when describing mineralization at your Clavo Rico Gold Mine. Pursuant to paragraph (a) (1) of Industry Guide 7 the term ore is commensurate with the term reserve. In future filings, please revise to remove this term until you have established proven or probable reserves.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and
Mining